                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration Numbers: 333-37922
                                                                  333-42049

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 7, 2000)

                                  $100,000,000

                                [COLONIAL LOGO]

                      COLONIAL REALTY LIMITED PARTNERSHIP
                          6 7/8% SENIOR NOTES DUE 2012
                                 -------------

    Interest on the notes will be payable on February 15 and August 15 of each year, beginning February 15, 2003. The notes will mature on August 15, 2012. We may redeem some or all of the notes at any time before maturity at the redemption price described in this prospectus supplement.

    The notes will be unsecured obligations and rank equally with all of our other unsecured unsubordinated indebtedness. The notes will be issued only in registered form in denominations of $1,000.

    INVESTING IN OUR NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTIONS BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS, PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 10 OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001.

                                ----------------

                                                         PER NOTE              TOTAL
                                                         --------              -----
Public offering price(1)...............................  99.185%            $99,185,000
Underwriting discount..................................     .65%               $650,000
Proceeds, before expenses, to us(1)....................  98.535%            $98,535,000

    (1) Plus accrued interest from August 5, 2002, if settlement occurs after that date.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes will be ready for delivery in book-entry form only through The Depositary Trust Company on or about August 5, 2002.

                               ------------------

MERRILL LYNCH & CO.
            BEAR, STEARNS & CO. INC.
                         WELLS FARGO BROKERAGE SERVICES, LLC

                               ------------------

            The date of this prospectus supplement is July 31, 2002.

PROPERTY SITES

                    [GRAPHIC OF MAP SHOWING PROPERTY SITES]

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................     S-1
Special Note Regarding Forward-Looking Statements...........     S-2
Prospectus Supplement Summary...............................     S-3
Risk Factors................................................     S-7
Recent Developments.........................................     S-7
Use of Proceeds.............................................    S-12
Ratios of Earnings to Fixed Charges.........................    S-13
Capitalization..............................................    S-13
Description of the Notes....................................    S-14
Underwriting................................................    S-18
Experts.....................................................    S-20
Legal Matters...............................................    S-20

                              PROSPECTUS
About This Prospectus.......................................       2
Where to Find Additional Information........................       2
The Company.................................................       3
Ratios of Earnings to Fixed Charges.........................       3
Risk Factors................................................       4
Use of Proceeds.............................................       9
Description of Debt Securities..............................      10
Plan of Distribution........................................      24
Experts.....................................................      25
Legal Matters...............................................      25

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER COLONIAL REALTY LIMITED PARTNERSHIP NOR THE UNDERWRITERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER COLONIAL REALTY LIMITED PARTNERSHIP NOR THE UNDERWRITERS ARE MAKING AN OFFER TO SELL THE NOTES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. COLONIAL REALTY LIMITED PARTNERSHIP'S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, and other information with the SEC under the Securities Exchange Act of 1934. You can read and copy this information at the SEC's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of the accompanying prospectus and this prospectus supplement, except for any such information superseded by information contained directly in the accompanying prospectus or this prospectus supplement. The accompanying prospectus and this prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

OUR SEC FILINGS (FILE NO. 000-20707):

Annual Report on Form 10-K for the year ended December 31,
  2001......................................................  Filed on March 28, 2002

Quarterly Report on Form 10-Q for the quarter ended March
  31, 2002..................................................  Filed on May 15, 2002

    All documents that we file with the SEC from the date of this prospectus supplement to the end of the offering of the notes also shall be deemed to be incorporated by reference into the accompanying prospectus and this prospectus supplement.

    You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

                      Colonial Realty Limited Partnership
                         c/o Colonial Properties Trust
                       2101 Sixth Avenue North, Suite 750
                              Birmingham, AL 35203
                         Attention: Investor Relations
                              Phone (205) 250-8788

    Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Some statements in this prospectus supplement and in the accompanying prospectus and the documents incorporated by reference constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our or industry results to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. These factors include, among others, the following: general economic and business conditions which will, among other things, affect demand for multifamily, office and retail properties, availability and creditworthiness of prospective tenants, lease rents and the availability of financing, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition, governmental actions and initiatives, and environmental/safety requirements. Additional risks and uncertainties are discussed under the caption "Risk Factors" beginning on page 4 of the accompanying prospectus and beginning on page 12 of our annual report on Form 10-K for the year ended December 31, 2001 and filed with the Securities and Exchange Commission on March 28, 2002.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AS WELL AS THE DOCUMENTS INCORPORATED BY REFERENCE IN THE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. WHEN WE REFER TO THE "COMPANY," "WE," "US," OR "OUR" IN THIS PROSPECTUS SUPPLEMENT, WE MEAN COLONIAL REALTY LIMITED PARTNERSHIP AND ONE OR MORE OF ITS SUBSIDIARIES OR, AS THE CONTEXT MAY REQUIRE, COLONIAL REALTY LIMITED PARTNERSHIP ONLY.

                                  THE COMPANY

    We are one of the largest owners, developers and operators of multifamily, office and retail properties in the Sunbelt region of the United States. We have been engaged in the multifamily, office and retail property business for over 30 years. We are a fully-integrated real estate company that owns and operates, as of June 30, 2002, a portfolio of 104 properties located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia, which we refer to as the Sunbelt region. We also develop new properties, acquire existing properties, engage in build-to-suit developments and provide management, leasing and brokerage services for commercial real estate. As of June 30, 2002, we owned 41 multifamily apartment communities containing a total of approximately 14,452 apartment units, 20 office properties containing a total of approximately 4.3 million square feet of office space, 43 retail properties containing a total of approximately 15.0 million square feet of retail shopping space, and parcels of land adjacent to or near some of these properties. As of June 30, 2002, the occupancies for the stabilized multifamily, office and retail properties were 92.8%, 90.6% and 88.6%, respectively.

    As of June 30, 2002, Colonial Properties Trust, our sole general partner, held approximately 67.3% and 63.6% of our outstanding common units and preferred units, respectively. As the sole general partner, Colonial Properties Trust has the exclusive power to manage and conduct our business, subject to a few exceptions.

    The following table sets forth additional information with respect to our properties:

                             SUMMARY OF PROPERTIES

                                                                                    PERCENT OF
                                                                                      TOTAL
                                                                    PROPERTY         PROPERTY
                                                                  REVENUE FOR      REVENUE FOR
                                                      UNITS/        QUARTER          QUARTER          PERCENTAGE
                                       NUMBER OF       NRA/          ENDED            ENDED          OCCUPANCY AT
TYPE OF PROPERTY                       PROPERTIES     GLA(1)     JUNE 30, 2002    JUNE 30, 2002    JUNE 30, 2002(2)
----------------                       ----------   ----------   --------------   --------------   -----------------
Multifamily..........................      41           14,452    $26,534,000          32.6%              92.8%
Office...............................      20        4,293,366     16,952,000          20.9               90.6
Retail...............................      43       14,990,127     37,809,000          46.5               88.6
                                          ---                     -----------         -----
      Total..........................     104                     $81,295,000         100.0%
                                          ===                     ===========         =====

------------------------

(1) Units refer to multifamily apartment units, NRA refers to net rentable area of office space and GLA refers to gross leasable area of retail space.

(2) Represents percentage occupancy of our stabilized properties as of June 30, 2002.

    Our experienced staff of approximately 950 employees provides a full range of real estate services from our headquarters in Birmingham, Alabama and from 16 regional offices located in the Birmingham, Mobile, Huntsville and Montgomery, Alabama, Orlando and Tampa, Florida, Greenville,

South Carolina, Burlington, North Carolina, Macon and Atlanta, Georgia, and Temple, Texas metropolitan areas, and from the locations of our properties.

    Our principal executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, and our telephone number is
(205) 250-8700.

                               BUSINESS STRATEGY

    Our business objective is to generate stable and increasing cash flow and portfolio value through a strategy of:

    - realizing growth in income from our existing portfolio of properties;

    - developing, expanding, and selectively acquiring additional multifamily, office and retail properties in growth markets located in the Sunbelt region, where we have first-hand knowledge of growth patterns and local economic conditions and believe we have a competitive advantage due to our size and access to lower-cost capital;

    - recycling capital by selectively disposing of slower-growing assets and reinvesting the proceeds into opportunities with more growth potential;

    - managing our own properties, which enables us to better control operating expenses and establish long-term relationships with our office and retail tenants;

    - maintaining our third-party property management business, which increases cash flow and establishes additional relationships with potential tenants; and

    - employing a comprehensive capital maintenance program to maintain properties in first-class condition.

                                FINANCE STRATEGY

    We seek to maintain a well-balanced, conservative and flexible capital structure by:

    - maintaining conservative debt service and fixed-charge coverage ratios in order to sustain our investment grade status;

    - extending and sequencing the maturity dates of our debt;

    - borrowing primarily at fixed rates; and

    - generally pursuing long-term debt financings and refinancings on an unsecured basis.

    We believe that these strategies have enabled and should continue to enable us to access the debt and equity capital markets to fund debt refinancings and the acquisition and development of additional properties.

                                  THE OFFERING

    All capitalized terms not defined herein have the meanings specified in "Description of the Notes" in this prospectus supplement or in "Description of Debt Securities" in the accompanying prospectus. For a more complete description of the terms of the notes specified in the following summary, see "Description of the Notes."

Securities Offered...........................  $100,000,000 aggregate principal amount of 6 7/8%
                                               Senior Notes due 2012.

Maturity.....................................  The notes will mature on August 15, 2012.

Interest Payment Dates.......................  Interest on the notes will be payable semi-annually in arrears on February 15 and August 15 of each year,
                                               commencing February 15, 2003.

Ranking......................................  The notes will rank PARI PASSU with all of our other unsecured and unsubordinated indebtedness, except
                                               that the notes will be effectively subordinated to
                                               the prior claims of each secured mortgage lender to
                                               any specific property which secures such lender's
                                               mortgage. Following the completion of this offering
                                               and the use of the net proceeds from this offering,
                                               but not giving effect to any pending acquisitions, we
                                               will have outstanding approximately $343.0 million of
                                               secured indebtedness collateralized by 24 properties
                                               and approximately $842.1 million of unsecured
                                               indebtedness ranking PARI PASSU with the notes.

Use of Proceeds..............................  Our net proceeds from this offering are estimated to be approximately $98.4 million after deducting
                                               underwriting discounts and estimated expenses of this
                                               offering. We will use these net proceeds to repay
                                               existing indebtedness. See "Use of Proceeds"
                                               beginning on page S-12 for more information.

Limitations on Incurrence of Debt............  The notes contain various covenants, including the following:

                                               (1)  The Company will not, and will not permit any
                                               Subsidiary to, incur any Debt, other than
                                               intercompany and similar Debt that is subordinate in
                                               right of payment to the notes, if, immediately after
                                               giving effect thereto, the aggregate principal amount
                                               of all outstanding Debt of the Company and its
                                               Subsidiaries on a consolidated basis is greater than
                                               60% of the sum of: (i) the Company's Adjusted Total
                                               Assets as of the end of the most recent fiscal
                                               quarter prior to the incurrence of such additional
                                               Debt; (ii) the purchase price of all real estate
                                               assets or mortgages receivable (or interests therein)
                                               acquired by the Company or any Subsidiary since the
                                               end of such quarter, including those assets acquired
                                               in connection with the incurrence of such additional
                                               Debt; and (iii) the amount of any securities offering
                                               proceeds received by the Company or any Subsidiary
                                               since the end of such fiscal quarter (to

                                               the extent that such proceeds were not used to
                                               acquire such real estate assets or mortgages
                                               receivable or used to reduce Debt).

                                               (2)  The Company and the Subsidiaries will not incur
                                               any Secured Debt if, immediately after giving effect
                                               thereto, the aggregate principal amount of all
                                               outstanding Secured Debt of the Company and its
                                               Subsidiaries on a consolidated basis is greater than
                                               40% of the sum of: (i) the Company's Adjusted Total
                                               Assets as of the end of the most recent fiscal
                                               quarter prior to the incurrence of such additional
                                               Debt; (ii) the purchase price of any real estate
                                               assets or mortgages receivable (or interests therein)
                                               acquired by the Company or any Subsidiary since the
                                               end of such fiscal quarter, including those assets
                                               acquired in connection with the incurrence of such
                                               additional Debt; and (iii) the amount of any
                                               securities offering proceeds received by the Company
                                               or any Subsidiary since the end of such fiscal
                                               quarter (to the extent that such proceeds were not
                                               used to acquire such real estate assets or mortgages
                                               receivable or used to reduce Debt).

                                               (3)  The Company will not, and will not permit any
                                               Subsidiary to, incur any Debt if the ratio of
                                               Consolidated Income Available for Debt Service to the
                                               Annual Service Charge for the four consecutive fiscal
                                               quarters most recently ended prior to the date on
                                               which such additional Debt is to be incurred shall
                                               have been less than 1.5 to 1 on a pro forma basis,
                                               after giving effect thereto.

                                               (4)  The Company, together with the Subsidiaries,
                                               must maintain an Unencumbered Total Asset Value in an
                                               amount not less than 150% of the aggregate principal
                                               amount of outstanding unsecured Debt of the Company
                                               and its Subsidiaries.

Optional Redemption..........................  The notes are redeemable at the Company's option, in whole or in part, at a redemption price equal to the
                                               sum of: (i) the principal amount of the notes being
                                               redeemed plus accrued interest to the redemption date
                                               and (ii) the Make-Whole Amount, if any. See
                                               "Description of the Notes--Optional Redemption."

                                  RISK FACTORS

    IN ADDITION TO THE RISKS DESCRIBED IN THE "RISK FACTORS" SECTIONS BEGINNING ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS AND PAGE 10 OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001, AND THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS BEFORE MAKING AN INVESTMENT IN THE NOTES.

    THE NOTES DO NOT HAVE AN ESTABLISHED TRADING MARKET. AS A RESULT, YOU MAY NOT BE ABLE TO SELL YOUR NOTES.

    The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of or any trading market for the notes.

    THE CURRENT SLOWDOWN IN THE U.S. ECONOMY MAY CONTINUE TO ADVERSELY IMPACT OUR BUSINESS, PARTICULARLY OUR MULTIFAMILY PROPERTIES.

    During the last year, there has been a dramatic slowdown in the U.S. economy, and the general business climate has been negatively impacted. Many economists believe that the U.S. economy is currently in a recession. In particular, the Sunbelt region has similarly experienced a slowdown in its economy. The industry slowdowns, higher unemployment rates, reduced demand for apartment homes and declines in household formations resulting from the economic slowdown, particularly in the Sunbelt region in which we operate, have adversely impacted our business. Although each of our three business segments has been adversely impacted by the decline in the economy, our multifamily properties, which rely heavily on short-term leases, have been most affected. Any continuation or worsening of current economic conditions generally and in our principal market areas may continue to have a negative impact on our results of operation and financial condition.

                              RECENT DEVELOPMENTS

ACQUISITION OF PROPERTIES

    In May 2002, we acquired a mixed-used development located in Birmingham, Alabama known as The Colonnade for approximately $55.6 million. The Colonnade includes five office buildings that contain an aggregate of 451,950 square feet and one retail property that contains 112,200 square feet.

    In May and June 2002, we entered into three separate agreements to acquire real property located in Orlando, Florida. Under the first agreement, we have agreed to purchase seven office buildings that contain an aggregate of 805,765 square feet for approximately $110.0 million, including the assumption of approximately $45.9 million in debt. Under the second agreement, we have agreed to acquire approximately 102 acres of undeveloped land for approximately
$12.0 million. We expect that the acquisitions will close in August 2002. Under the third agreement, we have agreed to acquire one new office building that contains 192,000 square feet subject to the completion of the acquisitions described above. The closing for this acquisition will occur upon the earlier of the third anniversary of the date of the agreement or at such time that the seller achieves certain leasing targets for the property. The purchase price will be determined based on the percentage of gross leasable area actually leased and the net operating income generated by the leases at the time of the acquisition.

    On May 31, 2002, the 50% joint venture partner in our Orlando Fashion Square retail property located in Orlando, Florida elected to exercise its option to convert its 50% interest in the property to common shares of Colonial Properties Trust, our general partner. The conversion value of the joint venture partner's interest is currently being negotiated in accordance with the procedures set forth in the joint venture agreement. The conversion value of the joint venture partner's interest will be reduced by the joint venture partner's pro rata share of the mortgage secured by the property. As of June 30, 2002, the property was subject to mortgage indebtedness in the amount of $65.0 million, $32.5 million of which represents our joint venture partner's pro rata share.

SALE OF PROPERTIES

    During the quarter ended June 30, 2002, we sold seven multifamily properties for an aggregate consideration of approximately $75.5 million. In April 2002, we sold one multifamily property located in Birmingham, Alabama that contained 200 units for approximately $11.2 million. In May 2002, we sold five multifamily properties located in Pensacola, Florida and Mobile, Montgomery and Tuscaloosa, Alabama for an aggregate purchase price of approximately $49.1 million. These properties contained an aggregate of 1,204 units. In June 2002, we sold one multifamily property located in Tampa, Florida that contained 244 units for approximately $15.2 million.

    In addition, in July 2002, we sold a property located in Orlando, Florida, which consisted of three office buildings and one retail property and contained an aggregate of 72,500 square feet of office space and 183,450 square feet of retail space, for approximately $16.7 million.

2002 SECOND QUARTER RESULTS

    On July 29, 2002, our general partner announced our results of operations for the quarter ended June 30, 2002. For the quarter ended June 30, 2002, we reported revenues of approximately $80.7 million, which represents an increase of approximately $3.2 million, or 4.2%, over the same period in the prior year. Our general partner reported earnings per share of $0.99 per share, which represents an increase of approximately $0.64 per share, or 183%, over the same period in the prior year. Net income was approximately $21.8 million, which represents an increase of approximately $14.5 million, or 199%, over the same period in the prior year. A significant portion of the increase in earnings per share was attributable to the gains we recognized on various properties sold during the quarter.

    The following sets forth certain financial information for the three and six months ended June 30, 2002 and 2001 and as of June 30, 2002 and December 31, 2001. Dollars and unit information are in thousands, except per unit data:

                                                               THREE MONTHS ENDED       SIX MONTHS ENDED
                                                              ---------------------   ---------------------
                                                              6/30/2002   6/30/2001   6/30/2002   6/30/2001
                                                              ---------   ---------   ---------   ---------
                                                                               (UNAUDITED)
INCOME STATEMENT DATA:
REVENUE:
  Minimum rent..............................................  $ 63,068    $ 62,714    $125,698    $125,230
  Percentage rent...........................................       674         557       1,159         645
  Tenant recoveries.........................................    10,478       9,441      20,564      18,340
  Other property related revenue............................     4,511       4,491       8,727       8,434
  Other non-property related revenue........................     1,966         251       3,795         375
                                                              --------    --------    --------    --------
    TOTAL REVENUE...........................................    80,697      77,454     159,943     153,024
                                                              --------    --------    --------    --------
OPERATING EXPENSES:
Property operating expenses:
  General operating expenses................................     5,367       5,120      10,650      10,405
  Salaries and benefits.....................................     3,928       3,953       7,787       7,979
  Repairs and maintenance...................................     7,932       7,330      15,146      13,919
  Taxes, licenses, and insurance............................     7,504       6,317      15,254      12,865
General and administrative..................................     4,605       2,495       8,492       5,129
Depreciation................................................    17,591      16,027      35,365      31,824
Amortization................................................     2,039       1,801       4,130       3,621
                                                              --------    --------    --------    --------
    TOTAL OPERATING EXPENSES................................    48,966      43,043      96,824      85,742
                                                              --------    --------    --------    --------
    INCOME FROM OPERATIONS..................................    31,731      34,411      63,119      67,282
                                                              --------    --------    --------    --------
Other income (expense):
  Interest expense..........................................   (15,223)    (18,974)    (30,985)    (38,443)
  Income from investments...................................        57         382         401         632
  Effectiveness (ineffectiveness) of hedging activities.....        --           1          (7)        (30)
  Gains (losses) from sales of property.....................    22,304         (33)     32,112        (145)
  Other.....................................................        33          --          --          --
                                                              --------    --------    --------    --------
    TOTAL OTHER INCOME (EXPENSE)............................     7,171     (18,624)      1,521     (37,986)
                                                              --------    --------    --------    --------
    NET INCOME..............................................    38,902      15,787      64,640      29,296
                                                              --------    --------    --------    --------
Distributions to preferred unitholders......................    (6,109)     (5,094)    (12,219)    (10,048)
                                                              --------    --------    --------    --------
NET INCOME AVAILABLE TO COMMON UNITHOLDERS..................  $ 32,793    $ 10,693    $ 52,421    $ 19,248
                                                              ========    ========    ========    ========
NET INCOME PER UNIT--BASIC..................................  $   0.99    $   0.33    $   1.60    $   0.60
                                                              ========    ========    ========    ========
NET INCOME PER UNIT--DILUTED................................  $   0.98    $   0.33    $   1.58    $   0.60
                                                              ========    ========    ========    ========
Weighted average units outstanding
  --basic...................................................    33,169      31,984      32,849      31,977
  --diluted.................................................    33,488      32,106      33,114      32,058

                                                                       AS OF
                                                              -----------------------
                                                              6/30/2002    12/31/2001
                                                              ----------   ----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
ASSETS:
Real estate owned, before depreciation......................  $2,255,667   $2,218,778
Accumulated depreciation....................................   (319,650)     (310,439)
Cash and equivalents........................................      3,742        10,127
Investment in subsidiaries..................................     34,791        31,594
Other assets................................................     74,586        64,323
                                                              ----------   ----------
  TOTAL ASSETS..............................................  $2,049,136   $2,014,383
                                                              ==========   ==========
LIABILITIES AND PARTNERS' CAPITAL:
Notes and mortgages payable.................................  $1,183,361   $1,191,791
Other liabilities...........................................     48,144        49,952
                                                              ----------   ----------
  Total liabilities.........................................  1,231,505     1,241,743
                                                              ----------   ----------
  Total partners' capital...................................    817,631       772,640
                                                              ----------   ----------
  TOTAL LIABILITIES AND PARTNERS' CAPITAL...................  $2,049,136   $2,014,383
                                                              ==========   ==========

    The following tables set forth certain operating results of our wholly-owned and partially-owned multifamily, office and retail properties, as individual segments and as a group, for the three and six months ended June 30, 2002 and 2001. Same-properties are those properties that we owned for each of the full six-month periods ended June 30, 2002 and 2001. Same-properties and total properties include partially-owned properties in which we own less than a 100% interest.

                        SAME-PROPERTY OPERATING RESULTS

                                                               THREE MONTHS ENDED 6/30/2002
                                                       --------------------------------------------
                                                       MULTIFAMILY    OFFICE     RETAIL     TOTAL
                                                       -----------   --------   --------   --------
SECOND QUARTER 2002
Revenues.............................................    $21,169     $13,781    $35,154    $ 70,104
Expenses.............................................      7,525       4,054     10,242      21,821
                                                         -------     -------    -------    --------
  Property operating income..........................    $13,644     $ 9,727    $24,912    $ 48,283
                                                         =======     =======    =======    ========
SECOND QUARTER 2001
Revenues.............................................    $21,301     $14,071    $34,219    $ 69,591
Expenses.............................................      6,467       3,885      9,205      19,557
                                                         -------     -------    -------    --------
  Property operating income..........................    $14,834     $10,186    $25,014    $ 50,034
                                                         =======     =======    =======    ========
CHANGE
Revenues.............................................    $  (132)    $  (290)   $   935    $    513
Expenses.............................................      1,058         169      1,037       2,264
                                                         -------     -------    -------    --------
  Property operating income..........................    $(1,190)    $  (459)   $  (102)   $ (1,751)
                                                         =======     =======    =======    ========
% INCREASE FROM 2001
Revenues.............................................      -0.6%       -2.1%       2.7%        0.7%
Expenses.............................................      16.4%        4.4%      11.3%       11.6%
                                                         -------     -------    -------    --------
  Property operating income..........................      -8.0%       -4.5%      -0.4%       -3.5%
                                                         =======     =======    =======    ========

                                                                SIX MONTHS ENDED 6/30/2002
                                                       --------------------------------------------
                                                       MULTIFAMILY    OFFICE     RETAIL     TOTAL
                                                       -----------   --------   --------   --------
YEAR TO DATE 2002
Revenues.............................................    $42,256     $27,641    $70,130    $140,027
Expenses.............................................     14,638       8,000     20,176      42,814
                                                         -------     -------    -------    --------
  Property operating income..........................    $27,618     $19,641    $49,954    $ 97,213
                                                         =======     =======    =======    ========
YEAR TO DATE 2001
Revenues.............................................    $42,768     $27,508    $66,774    $137,050
Expenses.............................................     13,298       7,888     17,855      39,041
                                                         -------     -------    -------    --------
  Property operating income..........................    $29,470     $19,620    $48,919    $ 98,009
                                                         =======     =======    =======    ========
CHANGE
Revenues.............................................    $  (512)    $   133    $ 3,356    $  2,977
Expenses.............................................      1,340         112      2,321       3,773
                                                         -------     -------    -------    --------
  Property operating income..........................    $(1,852)    $    21    $ 1,035    $   (796)
                                                         =======     =======    =======    ========
% INCREASE FROM 2001
Revenues.............................................      -1.2%        0.5%       5.0%        2.2%
Expenses.............................................      10.1%        1.4%      13.0%        9.7%
                                                         -------     -------    -------    --------
  Property operating income..........................      -6.3%        0.1%       2.1%       -0.8%
                                                         =======     =======    =======    ========

                        TOTAL PROPERTY OPERATING RESULTS

                                                                THREE MONTHS ENDED 6/30/2002
                                                        --------------------------------------------
                                                        MULTIFAMILY    OFFICE     RETAIL     TOTAL
                                                        -----------   --------   --------   --------
SECOND QUARTER 2002
Revenues..............................................    $26,534     $16,952    $37,809    $81,295
Expenses..............................................      9,271       5,110     11,741     26,122
                                                          -------     -------    -------    -------
  Property operating income...........................    $17,263     $11,842    $26,068    $55,173
                                                          =======     =======    =======    =======
SECOND QUARTER 2001
Revenues..............................................    $29,869     $14,138    $36,352    $80,359
Expenses..............................................      9,411       3,960     10,622     23,993
                                                          -------     -------    -------    -------
  Property operating income...........................    $20,458     $10,178    $25,730    $56,366
                                                          =======     =======    =======    =======
CHANGE
Revenues..............................................    $(3,335)    $ 2,814    $ 1,457    $   936
Expenses..............................................       (140)      1,150      1,119      2,129
                                                          -------     -------    -------    -------
  Property operating income...........................    $(3,195)    $ 1,664    $   338    $(1,193)
                                                          =======     =======    =======    =======
% INCREASE FROM 2001
Revenues..............................................     -11.2%       19.9%       4.0%       1.2%
Expenses..............................................      -1.5%       29.0%      10.5%       8.9%
                                                          -------     -------    -------    -------
  Property operating income...........................     -15.6%       16.3%       1.3%      -2.1%
                                                          =======     =======    =======    =======

                                                                SIX MONTHS ENDED 6/30/2002
                                                       --------------------------------------------
                                                       MULTIFAMILY    OFFICE     RETAIL     TOTAL
                                                       -----------   --------   --------   --------
YEAR TO DATE 2002
Revenues.............................................    $54,809     $31,782    $74,974    $161,565
Expenses.............................................     18,871       9,501     23,136      51,508
                                                         -------     -------    -------    --------
  Property operating income..........................    $35,938     $22,281    $51,838    $110,057
                                                         =======     =======    =======    ========
YEAR TO DATE 2001
Revenues.............................................    $59,804     $27,599    $71,020    $158,423
Expenses.............................................     19,285       7,983     20,557      47,825
                                                         -------     -------    -------    --------
  Property operating income..........................    $40,519     $19,616    $50,463    $110,598
                                                         =======     =======    =======    ========
CHANGE
Revenues.............................................    $(4,995)    $ 4,183    $ 3,954    $  3,142
Expenses.............................................       (414)      1,518      2,579       3,683
                                                         -------     -------    -------    --------
  Property operating income..........................    $(4,581)    $ 2,665    $ 1,375    $   (541)
                                                         =======     =======    =======    ========
% INCREASE FROM 2001
Revenues.............................................      -8.4%       15.2%       5.6%        2.0%
Expenses.............................................      -2.1%       19.0%      12.5%        7.7%
                                                         -------     -------    -------    --------
  Property operating income..........................     -11.3%       13.6%       2.7%       -0.5%
                                                         =======     =======    =======    ========

                                USE OF PROCEEDS

    The net cash proceeds to us from the sale of the notes offered hereby, after payment of underwriting discounts and estimated expenses, are estimated to be approximately $98.4 million. We will use approximately $57.5 million of these net proceeds to fully repay unsecured medium-term notes that are scheduled to mature on August 9, 2002. The medium-term notes to be repaid bear interest at 7.93%.

    In addition, we borrowed approximately $37.1 million under our unsecured bank line of credit to finance in part the purchase price for our acquisition of the seven office buildings in Orlando, Florida, which is scheduled to close on August 1, 2002. We expect to use the remainder of the net proceeds from this offering, approximately $40.9 million, to repay a portion of the outstanding indebtedness under our credit line. This $300.0 million credit line bears interest at LIBOR plus 115 basis points, which was 2.99% as of June 30, 2002. The credit line includes a competitive bid feature that allows us to convert up to $150.0 million under our credit line to a fixed rate, for a fixed term not to exceed 90 days. The credit line is renewable in March 2003 and provides for a two-year amortization in the case of non-renewal. The outstanding balance under this credit line was $211.6 million as of June 30, 2002. The weighted average interest rate of this credit line, including the competitive bid balance, was 2.84% as of June 30, 2002. Wells Fargo Bank, National Association, an affiliate of Wells Fargo Brokerage Services, LLC, one of our underwriters, is one of the lenders under our credit line. Wells Fargo Bank will receive approximately 46.2% of the amount of the credit line to be repaid.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                               FOR THE QUARTER
                                                    ENDED                  FOR THE YEARS ENDED DECEMBER 31,
                                                  JUNE 30,       ----------------------------------------------------
                                                    2002           2001       2000       1999       1998       1997
                                               ---------------   --------   --------   --------   --------   --------
Ratio of earnings to fixed charges...........       1.79x         1.72x      1.75x      2.03x      2.14x      1.95x

    The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gains or losses on sales of real estate and extraordinary items plus fixed charges (excluding interest costs capitalized). Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

                                 CAPITALIZATION

    The following table sets forth our unaudited historical capitalization as of June 30, 2002, and on an as adjusted basis to give effect to the completion of this offering and the use of the net proceeds from this offering. The information set forth in the following table should be read in conjunction with our financial statements, which are incorporated by reference into the accompanying prospectus.

                                                                    JUNE 30, 2002
                                                              -------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   ------------
                                                                   (IN THOUSANDS)
LIABILITIES AND PARTNERS' CAPITAL:
  Total notes, mortgages payable and credit line............  $1,183,361    $1,185,001
                                                              ----------    ----------

  Redeemable units, at redemption value (1).................     425,075       425,075
  Preferred Units
    Series A Preferred Units................................     125,000       125,000
    Series B Preferred Units................................     100,000       100,000
    Series C Preferred Units................................      50,000        50,000
  Partners' capital.........................................     119,737       119,737
  Accumulated other comprehensive loss......................      (2,181)       (2,181)
                                                              ----------    ----------
      Total partners' capital...............................     817,631       817,631
                                                              ----------    ----------
        Total capitalization................................  $2,000,992    $2,002,632
                                                              ==========    ==========

------------------------

(1) Redeemable units represent limited partnership interests in us that are redeemable by the unitholder for an equal number of common shares of Colonial Properties Trust, our general partner, or, in the discretion of our general partner, the cash value of the common shares issuable.

                            DESCRIPTION OF THE NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED BY THIS PROSPECTUS SUPPLEMENT SUPPLEMENTS THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS UNDER THE CAPTION "DESCRIPTION OF DEBT SECURITIES" BEGINNING ON PAGE 10.

GENERAL

    We are offering $100,000,000 aggregate principal amount of our notes. The notes will be issued as a new series of debt securities under an indenture, dated as of July 22, 1996, as supplemented December 31, 1998, between Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) and us. The indenture is more fully described in the accompanying prospectus. The notes will mature on August 15, 2012. We may, without the consent of any of the holders of the notes, create and issue additional debt securities so that those additional debt securities will form a single series with the notes.

    We will pay interest on the notes semiannually in arrears on February 15 and August 15 of each year, commencing February 15, 2003, to the registered holders of the notes on the preceding February 1 or August 1, as the case may be. Interest will accrue from and including August 5, 2002.

    The notes will be our direct, unsecured recourse obligations and will rank equally with our other unsecured and unsubordinated debt. The notes will be effectively subordinated to all of our existing and future secured indebtedness. The notes also will be effectively subordinated to all unsecured and secured liabilities and guarantees of our subsidiaries. The notes will be recourse to all of our assets, but will be non-recourse with respect to our partners, including Colonial Properties Trust, our general partner.

    Interest payments in respect of the notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or duly made available for payment (or from and including the date of issue, if no interest has been paid or duly made available for payment with respect to the notes) to but excluding the applicable interest payment date or maturity date, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    If any interest payment date or the maturity date falls on a day that is not a Business Day, the required payment of principal, Make-Whole Amount, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such interest payment date or maturity date, as the case may be, to the date of such payment on the next succeeding Business Day. As used in this prospectus supplement, "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in New York, New York are not required or authorized by law or executive order to close.

    The notes will be issued only in registered form in denominations of $1,000 and are not repayable at the option of any holder before maturity.

    The notes will be issued as global debt securities. For more information, please refer to the section below captioned "--Book-Entry Notes."

    The defeasance and covenant defeasance provisions of the indenture apply to the notes.

OPTIONAL REDEMPTION

    We may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest on those notes to the redemption date, and the Make-Whole Amount, if any, as defined below. We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the registered holders of the notes as of the close of business on the record date immediately preceding that interest payment date.

    If we have given notice as provided in the indenture and made funds available for the redemption of any notes called for redemption on the redemption date referred to in that notice, those notes will cease to bear interest on that redemption date and the only right of the holders of those notes will be to receive payment of the redemption price.

    We will give notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the aggregate principal amount of the notes to be redeemed.

    If we choose to redeem less than all of the notes, we will notify Deutsche Bank Trust Company Americas, the trustee under the indenture, at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and the applicable redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes to be redeemed in part.

    As used in this prospectus supplement:

    "MAKE-WHOLE AMOUNT" means, in connection with any optional redemption, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, determined on the third Business Day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (b) the aggregate principal amount of the notes being redeemed.

    "REINVESTMENT RATE" means .40% plus the arithmetic mean of the yields under the heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by us.

BOOK-ENTRY NOTES

    Rather than issue the notes in the form of physical certificates, we will issue the notes in book-entry form evidenced by one or more global securities. We anticipate that any global securities will be deposited with, or on behalf of The Depositary Trust Company, or DTC, and registered in the name of Cede & Co., as DTC's nominee.

    DTC holds securities for its participants to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants, or their representatives, together with other entities, own DTC.

    Purchases of notes under the DTC system must be made by or through participants, which will receive a credit for the notes on DTC's records. Holders of the notes who are DTC participants may hold their interests in global securities directly through DTC. Holders of the notes who are not DTC participants may beneficially own interests in a global security held by DTC only through DTC participants, or through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant and have indirect access to the DTC system. The ownership interest of each actual purchaser is recorded on the participant's and indirect participants' records. Purchasers will not receive written confirmation from DTC of their purchase, but should receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction.

    So long as Cede & Co. is the holder of any global security, Cede & Co. for all purposes will be considered the sole owner of the global security. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

    Neither DTC nor Cede & Co. consents or votes with respect to the notes. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.'s consenting or voting rights to the participants whose accounts are credited with the notes on the record date. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of participants whose accounts are credited with DTC interests in the relevant global security.

    Unless our use of the book-entry system is discontinued, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability of those holders to transfer their beneficial interests in the global security.

    The global securities will be exchangeable for certificated notes only if:

    - we, in our sole discretion, elect to do so;

    - DTC is unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days; or

    - an event of default has occurred and is continuing with respect to the series of which the notes are a part and beneficial owners representing a majority in aggregate principal amount of that series advises DTC to cease acting as depository.

    In any of the foregoing events, certificates for the notes will be printed and delivered in exchange for interests in the global security. Any global security that is so exchanged will be exchanged for notes of equal terms and rank, in authorized denominations and registered as directed by DTC. We expect that DTC's instruction will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security.

    Delivery of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

    Redemption notices will be sent to Cede & Co. If less than all of the principal amount of the series of securities of which the notes are a part is being redeemed, DTC's practice is to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

    Principal, Make-Whole Amounts and interest payments on the notes will be made to Cede & Co. by wire transfer of immediately available funds. DTC's practice is to credit participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC believes that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in a "street name," and will be the responsibility of the participants and indirect participants.

    DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we are not responsible for its accuracy. The rules applicable to DTC and its participants are on file with the SEC. Neither we nor any trustee, registrar or paying agent are responsible for the performance by DTC or their participants or indirect participants under the rules and procedures governing their operations or for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

SAME-DAY PAYMENT

    We will make all payments due on the notes in immediately available funds so long as the notes are in book-entry form.

                                  UNDERWRITING

    We intend to offer the notes through the underwriters. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                               PRINCIPAL
UNDERWRITER                                                      AMOUNT
-----------                                                      ------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................  $ 70,000,000
Bear, Stearns & Co. Inc. ...................................    15,000,000
Wells Fargo Brokerage Services, LLC.........................    15,000,000
                                                              ------------
          Total.............................................  $100,000,000
                                                              ============

    The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price specified on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .40% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The expenses of the offering, not including the underwriting discount, are estimated to be $175,000 and are payable by us.

NEW ISSUE OF SECURITIES

    The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without notice. We cannot assure that an active public market for the notes will develop or that any trading market that does develop for the notes will be liquid. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD REGULATIONS

    Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering is being conducted in accordance with NASD Conduct Rule 2710(c)(8).

PRICE STABILIZATION AND SHORT POSITIONS

    In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in connection with the offering, i.e., if they sell more notes than are specified on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking, financial advisory and/or general financing transactions with us or our general partner, Colonial Properties Trust, for which they have received, and may in the future receive, customary fees and commissions for these services.

    Wells Fargo Brokerage Services, LLC is an affiliate of Wells Fargo Bank, National Association, one of the lenders under our unsecured bank line of credit. We will use approximately $40.9 million of the net proceeds of this offering to repay a portion of the outstanding indebtedness under our credit line, of which Wells Fargo Bank will receive approximately 46.2%.

                                    EXPERTS

    PricewaterhouseCoopers LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our consolidated financial statements and schedules are incorporated by reference in reliance on PricewaterhouseCoopers LLP's reports, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

    The legality of the notes will be passed upon for us by Hogan & Hartson L.L.P. and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Hogan & Hartson L.L.P. and Sidley Austin Brown & Wood LLP will rely on the opinion of Sirote & Permutt, P.C., Birmingham, Alabama, as to matters of Alabama law.

P_R_O_S_P_E_C_T_U_S

                                  $400,000,000

                      COLONIAL REALTY LIMITED PARTNERSHIP

                                DEBT SECURITIES
                               ------------------

    We may from time to time offer in one or more series debt securities with an aggregate public offering price of up to $400,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The debt securities may be offered in separate series in amounts, at prices and on terms to be described in one or more supplements to this prospectus.

    The specific terms of the debt securities to which this prospectus relates will be set forth in the applicable prospectus supplement and will include, where applicable, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, any terms for redemption at our option or repayment at the option of the holder, any terms for any sinking fund payments, additional covenants and any initial public offering price.

    The applicable prospectus supplement also will contain information, where applicable, about U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the debt securities covered by the prospectus supplement.

    The debt securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the debt securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. For more detailed information, see "Plan of Distribution" on page 24 of this prospectus. No debt securities may be sold without delivery of a prospectus supplement describing the method and terms of the offering of the debt securities.

                            ------------------------

           WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------

 NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED ORDISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS
    IS TRUTHFUL OR COMPLETE. ANYREPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                            ------------------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                     This prospectus is dated June 7, 2000

ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this process, Colonial Realty Limited Partnership, which we generally refer to as the "Company" or "we," "us," or "our" in this prospectus, may offer and sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, together with any additional information you may need to make your investment decision.

WHERE TO FIND ADDITIONAL INFORMATION

    The Company files annual, quarterly and special reports and other information with the SEC. You may read and copy materials the Company has filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company's SEC filings also are available to the public on the SEC's Internet site at http://www.sec.gov.

    The SEC allows the Company to "incorporate by reference" in this prospectus certain information it files with the SEC, which means that it may disclose important information in this prospectus by referring the reader to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. The Company incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

    - the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 1999;

    - the Company's Current Report on Form 8-K dated January 18, 2000 and filed with the SEC on February 3, 2000; and

    - the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents. Written requests for such copies should be addressed to:

        Colonial Properties Trust
        2101 Sixth Avenue North, Suite 750
        Birmingham, Alabama 35203
        Attn: Chief Financial Officer
        (205) 250-8700

    The Company has filed with the SEC a "shelf" registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning the Company and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

    Readers should rely on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. Readers should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

THE COMPANY

    The Company is the "operating partnership" of Colonial Properties Trust, an Alabama real estate investment trust, or "REIT," whose shares are listed on the New York Stock Exchange and which we generally refer to as "Colonial Properties" in this prospectus. We are a fully integrated real estate company engaged in the ownership, development and operation of multifamily, retail and office properties. As of December 31, 1999, our real estate portfolio consisted of 111 properties located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas, and Virginia. As of December 31, 1999, the Company owned 52 multifamily apartment communities containing a total of 16,415 apartment units, 41 retail properties containing a total of approximately
13.9 million square feet of retail space, 18 office properties containing a total of approximately 3.1 million square feet of office space, and certain undeveloped parcels of land adjacent to or near some of our properties.

    As of December 31, 1999, the Company had approximately 1,000 employees providing a full range of real estate services from our headquarters in Birmingham, Alabama, from our sixteen regional offices located in the Orlando and Tampa, Florida, Macon and Roswell, Georgia, Birmingham, Huntsville, Montgomery and Mobile, Alabama, Greenville, South Carolina and Burlington, North Carolina metropolitan areas, and from the locations of our properties. Our principal executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, and our telephone number is (205) 250-8700.

RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges of the Company for each of the periods indicated was as follows:

                                       FOR THE TWELVE MONTHS
FOR THE THREE                            ENDED DECEMBER 31,
MONTHS ENDED            ----------------------------------------------------
MARCH 31, 2000            1999       1998       1997       1996       1995
---------------------   --------   --------   --------   --------   --------
1.65x................    2.03x      2.14x      1.95x      2.28x      1.89x

    For purposes of computing these ratios, we calculated earnings by adding fixed charges (excluding capitalized interest) to income (loss) before gains from sales of property, income taxes and extraordinary items. "Fixed charges" consist of (1) interest costs, whether expensed or capitalized, (2) the interest component of rental expense, and (3) amortization and write-off of debt discounts and issue costs, whether expensed or capitalized.

                                  RISK FACTORS

    Described below are the risks that we believe are material to investors who purchase or own our debt securities.

OUR PERFORMANCE IS SUBJECT TO GENERAL RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY

    OUR ASSETS MAY NOT GENERATE SUFFICIENT INCOME AND WE MAY NOT BE ABLE TO
     CONTROL OUR OPERATING COSTS

    If our assets do not generate income sufficient to pay our expenses and maintain our properties, or if we do not adequately control our operating costs, we may not be able to service our debt. A number of factors may adversely affect our ability to generate sufficient income to pay our expenses, maintain our properties and permit us to service our debt. These factors include:

    - whether or not we can attract tenants at favorable rental rates, which will depend on several factors, including:

       - local conditions such as an oversupply of, or reduction in demand for, multifamily, retail or office properties;

       - the attractiveness of our properties to residents, shoppers and tenants; and

       - decreases in market rental rates; and

    - our ability to collect rent from our tenants.

    Factors that may adversely affect our operating costs include:

    - the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time;

    - the need periodically to repair, renovate and relet space;

    - the cost of compliance with governmental regulation, including zoning and tax laws;

    - the potential for liability under applicable laws;

    - interest rate levels; and

    - the availability of financing.

    OUR EXPENSES MAY REMAIN CONSTANT EVEN IF OUR REVENUES DECREASE

    The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. As a result, if revenues drop, we may not be able to reduce our expenses accordingly. Loan payments are an example of a cost that will not be reduced if our revenues decrease. If a property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take the property, resulting in a further reduction in revenues.

    WE MAY BE UNABLE TO RENEW LEASES OR RELET SPACE AS LEASES EXPIRE

    If our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if the tenants do renew or we can relet the space, the terms of renewal or reletting, including the cost of required renovations, may be less favorable than current lease terms. If we are unable to renew the leases or relet the space promptly, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our cash flow and ability to service debt would be adversely affected.

    WE DEPEND ON LOCAL ECONOMIC CONDITIONS IN OUR PRIMARY MARKETS

    As of December 31, 1999, all of our properties were located in the Sunbelt region of the United States, and 45 of our properties were located in Birmingham and Montgomery, Alabama, Orlando, Florida and Macon, Georgia. Our performance and ability to service our debt could be adversely affected by economic conditions in the Sunbelt region and in Birmingham, Montgomery, Orlando and Macon in particular.

    NEW ACQUISITIONS AND DEVELOPMENTS MAY FAIL TO PERFORM AS EXPECTED

    Assuming we are able to obtain capital on commercially reasonable terms, we intend to selectively acquire multifamily, retail or office properties where we perceive investment opportunities that are consistent with our business strategies. Newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to the standards we have established for its intended market position. In addition, we may not be in a position or have the opportunity in the future to make suitable property acquisitions on favorable terms.

    COMPETITION FOR ACQUISITIONS COULD RESULT IN INCREASED PRICES FOR PROPERTIES

    We expect other major real estate investors with significant capital to compete with us for attractive investment opportunities. These competitors include publicly traded REITs, private REITs, investment banking firms and private institutional investment funds. This competition could increase prices for multifamily, retail or office properties.

    OUR DEVELOPMENT AND EXPANSION ACTIVITIES ARE SUBJECT TO RISKS

    We intend to continue to develop new properties and expand existing properties where we believe that development or expansion is consistent with our business strategies. New projects subject us to a number of risks, including the risks that:

    - construction delays or cost overruns may increase project costs;

    - permanent debt or equity financing may not be available on acceptable terms to finance new development or expansion projects;

    - we may fail to meet anticipated occupancy or rent levels;

    - we may fail to secure required zoning, occupancy or other governmental permits and authorizations; and

    - changes in applicable zoning and land use laws may require us to abandon projects prior to their completion, resulting in the loss of development costs incurred up to the time of abandonment.

    BECAUSE REAL ESTATE INVESTMENTS ARE ILLIQUID, WE MAY NOT BE ABLE TO SELL PROPERTIES WHEN APPROPRIATE

    Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. This inability to respond to changes in the performance of our investments could adversely affect our ability to service our debt.

    ENVIRONMENTAL PROBLEMS ARE POSSIBLE AND CAN BE COSTLY

    Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or petroleum product releases at the property, without regard to whether the owner or operator knew or caused the presence of the contaminants. If unidentified environmental problems arise at one of our properties, we may have to make substantial payments to a governmental entity or third parties for property damage and for investigation and clean-up costs. Even if more than one person may have been responsible for the contamination, we may be held responsible for all of the clean-up costs incurred. Our liability under environmental laws could adversely affect our cash flow and our ability to service our debt.

    At one of our properties, the Gadsden Mall in Gadsden, Alabama, four underground storage tanks were removed in 1989. In connection with the removal of these gasoline storage tanks, associated petroleum contamination was discovered in the soil and groundwater. We are currently working with the state regulatory agency to remediate the contamination in accordance with applicable requirements. Because the tanks were registered with the Alabama Department of Environmental Management and the facility was in compliance with regulations prior to the incident, we have been reimbursed under the Alabama Underground Storage Tank Trust Fund for the costs incurred to date in connection with the ongoing cleanup, and we expect to be reimbursed for the remaining costs as well. We have received a "no further action" letter from the Alabama Department of Environmental Management.

    On December 29, 1998, we acquired Bel Air Mall in Mobile, Alabama. During the course of our environmental due diligence, we identified several different areas of the property in which contamination is present. One of those areas involves drycleaner solvent; the others involve petroleum contamination. The Alabama Department of Environmental Management is overseeing the investigation and cleanup of the drycleaner contamination. It is possible that a claim could be asserted against us, as owner of the property, for the investigation and remediation of the contamination. Under the terms of the purchase and sale agreement, the former owner of the property purchased a $10 million insurance policy and established escrow accounts totaling $1,275,000 to cover the costs associated with investigating and remediating the contaminated areas. In addition, subject to limitations, the seller will be performing all required remediation of the drycleaner contamination.

    SOME POTENTIAL LOSSES ARE NOT COVERED BY INSURANCE

    We carry comprehensive liability, fire, extended coverage and rental loss insurance on all of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, certain types of losses, such as lease and other contract claims, that generally are not insured. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

DEBT FINANCING, FINANCIAL COVENANTS, OUR DEGREE OF LEVERAGE AND INCREASES IN INTEREST RATES COULD ADVERSELY AFFECT OUR ECONOMIC PERFORMANCE

    SCHEDULED DEBT PAYMENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

    Our business is subject to risks normally associated with debt financing. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt. If prevailing interest rates or other factors at the time of refinancing, such as the possible reluctance of lenders to make commercial real estate loans, result in higher interest rates, increased interest expense would adversely affect cash flow and our ability to service our debt.

    OUR OBLIGATION TO COMPLY WITH FINANCIAL COVENANTS IN OUR DEBT AGREEMENTS COULD RESTRICT OUR RANGE OF OPERATING ACTIVITIES

    Our credit facility contains customary restrictions, requirements and other limitations on our ability to incur debt, including:

    - debt to assets ratios;

    - secured debt to total assets ratios;

    - debt service coverage ratios; and

    - minimum ratios of unencumbered assets to unsecured debt.

    The indenture under which our senior unsecured debt is issued contains financial and operating covenants including coverage ratios. Our indenture also limits our ability to:

    - incur secured and unsecured indebtedness;

    - sell all or substantially all or our assets; and

    - engage in mergers, consolidations and acquisitions.

    OUR DEGREE OF LEVERAGE COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL
     FINANCING

    Our "debt to market capitalization" ratio, which we calculate as total debt as a percentage of total debt plus the market value of our outstanding units and the outstanding common shares of beneficial interest of Colonial Properties, was approximately 51.3% as of December 31, 1999. Increases in our leverage could adversely affect our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes, and may make us more vulnerable to a downturn in business or the economy generally.

    RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW

    Advances under our credit facility bear interest at a variable rate ranging between 80 and 135 basis points above LIBOR. We may borrow additional money with variable interest rates in the future, and may enter into other transactions to limit our exposure to rising interest rates as appropriate and cost effective. Increases in interest rates, or the loss of the benefits of hedging agreements, would increase our interest expense, which would adversely affect cash flow and our ability to service our debt.

SOME OF OUR GENERAL PARTNER'S TRUSTEES AND OFFICERS HAVE CONFLICTS OF INTEREST AND COULD EXERCISE INFLUENCE IN A MANNER INCONSISTENT WITH HOLDERS OF INTERESTS IN THE COMPANY

    As a result of their substantial ownership of common shares of our general partner, Colonial Properties, and units of the Company, Messrs. Thomas Lowder, Colonial Properties' Chairman of the Board, Chief Executive Officer and President, and James Lowder, Harold Ripps, Herbert Meisler and William Johnson, each of whom is a trustee of Colonial Properties, might seek to exert influence over our decisions as to sales or refinancings of particular properties we own. Any such exercise of influence might produce decisions which are not in the best interest of all of the holders of interests in the Company.

    The Lowder family, which includes Thomas and James Lowder, who are brothers, and their affiliates, holds interests in companies that have performed construction, management, insurance brokerage and other services with respect to our properties. These companies may perform similar services for us in the future. As a result, the Lowder family may realize benefits from transactions between such companies and the Company that are not realized by other holders of interests in the Company. In addition, Thomas and James Lowder, as trustees of Colonial Properties, may be in a position to influence the Company to do business with companies in which the Lowder family has a financial interest. Our policies may not be successful in eliminating the influence of conflicts. Moreover, transactions with companies controlled by the Lowder family, if any, may not be on terms as favorable to us as we could obtain in an arms-length transaction with a third party.

WE DO NOT CONTROL OUR MANAGEMENT, LEASING AND BROKERAGE BUSINESSES

    To facilitate the maintenance of its REIT qualification, Colonial Properties has a "non-controlled subsidiary," Colonial Properties Services, Inc., which conducts management, leasing and brokerage business for properties the Company does not wholly own. While Colonial Properties owns 99% of the economic interest in the non-controlled subsidiary, 99% of its voting stock is owned by members of the Lowder family. We therefore lack the ability to set the business policies and operations of the non-controlled subsidiary.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH THE PROPERTY MANAGEMENT, LEASING AND
  BROKERAGE BUSINESSES

    In addition to the risks we face as a result of our ownership of real estate, we face risks relating to the property management, leasing and brokerage businesses of Colonial Properties Services, Inc., including risks that:

    - management contracts or service agreements with third-party owners will be lost to competitors;

    - contracts will not be renewed upon expiration or will not be renewed on terms consistent with current terms; and

    - leasing and brokerage activity generally may decline.

Each of these developments could adversely affect our ability to service our debt.

WE ARE DEPENDENT ON EXTERNAL SOURCES OF CAPITAL

    To qualify as a REIT, Colonial Properties must distribute to its shareholders each year at least 95% (90% for taxable years beginning after December 31, 2000) of its net taxable income, excluding any net capital gain. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs from income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution, and additional debt financing may substantially increase our leverage.

OUR GENERAL PARTNER MAY CHANGE OUR BUSINESS POLICIES IN THE FUTURE

    The major policies of the Company, including its policies with respect to development, acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by the board of trustees of Colonial Properties. Although it has no present intention to do so, the board may amend or revise these and other policies from time to time. A change in these policies could adversely affect the Company's financial condition, results of operations or ability to service debt.

WE INTEND TO QUALIFY AS A PARTNERSHIP BUT CANNOT GUARANTEE THAT WE WILL QUALIFY

    We intend to qualify as a partnership for federal income tax purposes. However, we will be treated as a corporation for federal income tax purposes if we are a "publicly traded partnership," unless at least 90% of our income is qualifying income as defined in the tax code. The income requirements applicable to REITs and the definition of qualifying income for purposes of this 90% test are similar in most, but not all, respects. Qualifying income for the 90% test generally includes passive income, such as specified types of real property rents, dividends and interest. We cannot guarantee that we will meet this qualifying income test. If we were to be taxed as a corporation, we would incur substantial tax liabilities, Colonial Properties would fail to qualify as a REIT for tax purposes and Colonial Properties' and our ability to raise additional capital could be impaired.

    OUR GENERAL PARTNER INTENDS TO QUALIFY AS A REIT, BUT WE CANNOT GUARANTEE
     THAT IT WILL QUALIFY

    We believe that Colonial Properties has qualified for taxation as a REIT for federal income tax purposes commencing with its taxable year ended December 31, 1993. If Colonial Properties qualifies as a REIT, it generally will not be subject to federal income tax on its income that it distributes to its shareholders. Colonial Properties plans to continue to meet the requirements for taxation as a REIT, but it may not qualify. Many of the REIT requirements are highly technical and complex. The determination that Colonial
Properties is a REIT requires an analysis of various factual matters and circumstances that may not be totally within its control. For example, to qualify as a REIT, at least 95% of Colonial Properties' gross income must come from certain sources that are itemized in the REIT tax laws. Colonial Properties is also required to distribute to shareholders at least 95% (90% for taxable years beginning after December 31, 2000) of its REIT taxable income, excluding capital gains. The fact that Colonial Properties holds most of its assets through us further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize Colonial Properties' REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible, for Colonial Properties to remain qualified as a REIT. We do not believe, however, that any pending or proposed tax law changes would jeopardize its REIT status.

    If Colonial Properties failed to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted relief under certain statutory provisions, Colonial Properties would remain disqualified as a REIT for the four years following the year Colonial Properties first failed to qualify. If Colonial Properties failed to qualify as a REIT, it would have to pay significant income taxes and would therefore have less money available for investments or for distributions to shareholders. This would likely have a significant adverse affect on the value of our securities. In addition, Colonial Properties would no longer be required to make any distributions to shareholders, but we would still be required to distribute quarterly substantially all of our net cash revenues to our unitholders.

REIT MODERNIZATION ACT CHANGES TO THE REIT ASSET TESTS

    Currently, a REIT may not own securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT's total assets or the securities owned by the REIT represent more than 10% of the issuer's outstanding voting securities. As a result of the REIT Modernization Act, after December 31, 2000, the 5% value test and the 10% voting security test will be modified in two respects. First, the 10% voting securities test will be expanded so that REITs also will be prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests that will allow a REIT to own securities of a subsidiary that exceeds the 5% value test and the new 10% vote or value test if the subsidiary elects to be a "taxable REIT subsidiary," which would be a fully taxable corporation. The expanded 10% vote or value test, however, will not apply to an existing subsidiary unless it engages in a substantial new line of business or acquires any substantial asset or Colonial Properties acquires any securities in that subsidiary after July 12, 1999. Under a new asset test, for taxable years beginning after December 31, 2000, Colonial Properties will not be able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of Colonial Properties' total assets. At the present time, no decision has been made as to whether Colonial Property Services, Inc. will elect to be treated as a taxable REIT subsidiary.

    Several provisions of the new law will ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary will be limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT will have to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT's tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

                                USE OF PROCEEDS

    Unless otherwise described in the supplement to this prospectus used to offer specific securities, the Company intends to use the net proceeds from the sale of securities under this prospectus for general corporate purposes, including, without limitation, the development and acquisition of additional properties as suitable opportunities arise, the repayment of other debt, capital expenditures, improvements to certain properties in our portfolio, working capital and other general purposes.

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                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general provisions of the debt securities that may be offered by means of this prospectus. The particular terms of the debt securities being offered and the extent to which such general provisions described below apply will be described in a prospectus supplement relating to such debt securities.

    Any debt securities offered by means of this prospectus will be issued under an indenture dated July 22, 1996, as amended or supplemented from time to time, between the Company and Bankers Trust Company, as trustee. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available for inspection at the corporate trust office of the trustee or as described above under "Where to Find Additional Information" on page 2 of this prospectus. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to the indenture and the debt securities to be issued under the indenture are summaries of some, but not all, of the provisions of the indenture and debt securities and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture and such debt securities. Unless otherwise specified, all section references appearing in this summary are to sections of the indenture.

GENERAL

    The debt securities will be direct, unsecured recourse obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. Unless otherwise specified in the applicable prospectus supplement, Colonial Properties, our general partner, has no obligation for payment of principal or interest on the debt securities. Except as set forth in the indenture or in one or more supplemental indentures described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the board of trustees of Colonial Properties, as general partner of the Company, or as established in, or in accordance with, the indenture or in one or more supplemental indentures. All debt securities of one series do not have to be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of such series (Section 301). The debt securities, while recourse to all of the assets of the Company, will not be recourse to Colonial Properties, as general partner of the Company.

    The indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series (section 608 of the indenture). In the event that two or more persons are acting as trustee with respect to different series of debt securities, such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and, except as otherwise indicated in this summary or in the indenture, any action described to be taken by each trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the indenture (Section 609).

    The prospectus supplement relating to any series of debt securities being offered will contain information on the specific terms of those debt securities, including, without limitation:

    - the title of such debt securities;

    - the aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

    - the percentage of the principal amount at which such debt securities will be issued and, if other than the entire principal amount, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof;

    - the date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

    - the rate or rates (which may be fixed or variable) at which such debt securities will bear interest, if any, or the method by which such rate or rates shall be determined;

    - the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any interest will be payable, the regular record dates for interest payment dates, or the method by which such interest payment dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    - the place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, where such debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such debt securities and the indenture may be served;

    - the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such debt securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have the option to redeem;

    - the obligation, if any, of the Company to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to the Company's obligation to redeem, repay or repurchase such debt securities;

    - if other than U.S. dollars, the currency or currencies in which such debt securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    - whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    - any additions to, modifications of or deletions from the terms of such debt securities with respect to events of default or covenants set forth in the indenture;

    - whether such debt securities will be issued in certificated and/or book-entry form;

    - whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple of $1,000 and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

    - the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the indenture;

    - whether and under what circumstances the Company will pay any additional amounts on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such debt securities in lieu of making such payment;

    - the terms and conditions, if any, upon which such debt securities may be subordinated to other debt of the Company; and

    - any other terms of the debt securities not inconsistent with the provisions of the indenture (Section 301).

    The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. We refer to such debt securities as "Original Issue Discount Securities." Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

    Except as described below under "Certain Covenants--Limitations on Incurrence of Debt" beginning on page 13 of this prospectus, the indenture does not contain any provisions that would limit the ability of the Company to incur debt or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of Colonial Properties' common shares of beneficial interest and preferred shares of beneficial interest are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. You should refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company that are described below, on pages 13-18 of this prospectus, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

    Unless otherwise described in the applicable prospectus supplement, the debt securities of any series offered by means of this prospectus will be issuable in denominations of $1,000 and integral multiples of $1,000 (Section 302).

    Unless otherwise specified in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the trustee, the address of which will be stated in the applicable prospectus supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the register for the debt securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

    Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid:

    - to the person in whose name such debt security is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the trustee, and notice whereof shall be given to the holder of such debt security not less than ten days prior to such special record date; or

    - at any time in any other lawful manner, all as more completely described in the indenture (Section 307).

    Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the trustee referred to above. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer or exchange at the corporate trust office of the trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (section 305). If the applicable prospectus supplement refers to any transfer agent (in addition to the trustee) initially designated by the Company with respect to any series of debt securities, the Company may at any time rescind the designation of such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of debt securities offered by means of this prospectus (Section 1002).

    Neither the Company nor the trustee shall be required to:

    - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

    - register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

    - issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

    The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that:

    - either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture;

    - immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary (as defined below) as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

    - an officer's certificate and legal opinion covering such conditions described above shall be delivered to the trustee (Sections 801 and 803).

    As used in this prospectus, "Subsidiary" means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries of the Company. For the purposes of this definition, "voting stock" means stock having the voting power for the election of directors, general partners, managers or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. Colonial Properties Services, Inc. would not be considered a Subsidiary of the Company.

CERTAIN COVENANTS

    LIMITATIONS ON INCURRENCE OF DEBT. Under the indenture, the Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany Debt (including Debt owed to Colonial Properties Services, Inc. arising from routine cash management practices) that is subordinate in right of payment to the debt securities, if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of:

    - the Company's Adjusted Total Assets (as defined below) as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt;

    - the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by the Company or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt; and

    - the net amount of any securities offering proceeds received by the Company or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004).

    In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds thereof (Section 1004(b)).

    Further, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Company or any Subsidiary, whether owned at the date of the indenture or thereafter acquired, which we refer to as "Secured Debt," if, immediately after giving effect to the incurrence of such Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the sum of:

    - the Company's Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt;

    - the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by the Company or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt; and

    - the amount of any securities offering proceeds received by the Company or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004(c)).

    For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be "incurred" by the Company or a Subsidiary whenever the Company or Subsidiary shall create, assume, guarantee or otherwise become liable in respect of the Debt.

    MAINTENANCE OF UNENCUMBERED TOTAL ASSET VALUE. Under the indenture, the Company will at all times maintain an Unencumbered Total Asset Value (as defined below) in an amount not less than 150% of the aggregate principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries
(Section 1004(d)).

    EXISTENCE. Except as described under "Merger, Consolidation or Sale" on page 13 of this prospectus, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (by partnership agreement and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation of the right or franchise is no longer desirable in the conduct of its business and that the loss of the right or franchise is not disadvantageous in any material respect to the holders of the debt securities (Section 1006).

    MAINTENANCE OF PROPERTIES. Under the indenture, the Company will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements of the material properties, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value its properties in the ordinary course of business (Section 1007).

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    INSURANCE.  Under the indenture, the Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having an A.M. Best policy holder's rating of not less than A-:V (Section 1008).

    PAYMENT OF TAXES AND OTHER CLAIMS. Under the indenture, the Company will pay or discharge or cause to be paid or discharged, before they shall become delinquent:

    - all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary; and

    - all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary,

provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which the Company has set apart and maintains an adequate reserve (Section 1009).

    PROVISION OF FINANCIAL INFORMATION. Under the indenture, whether or not the Company is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, which we refer to as the "Exchange Act," the Company will, to the extent permitted under the Exchange Act, file with the SEC the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13 or 15(d) if the Company were subject to those provisions. We refer to these reports and other documents as the "Financial Information." The Financial Information must be filed with the SEC on or prior to the respective dates by which the Company would have been required to file the Financial Information if the Company were subject to
Section 13 or 15(d) of the Exchange Act. We refer to these dates as the "Required Filing Dates." The Company also will in any event:

    - within 15 days of each Required Filing Date, (a) transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, without cost to such holders, copies of the Financial Information and (b) file with the trustee copies of the Financial Information; and

    - if filing such documents by the Company with the SEC is not permitted under the Exchange Act, promptly supply copies of such documents to any prospective holder upon written request and payment of the reasonable cost of duplication and delivery (Section 1010). As used in this prospectus, "Adjusted Total Assets" as of any date means the sum of:

As used in this prospectus,

    "ADJUSTED TOTAL ASSETS" as of any date means the sum of:

    - $328,177,823 (which represents the amount determined by multiplying the price at which Colonial Properties' common shares of beneficial interest were offered in its initial public offering, or the "IPO," by the sum of
      (a) the common shares of beneficial interest of Colonial Properties issued in the IPO and (b) the units of the Company not held by Colonial Properties that were issued in connection with the IPO);

    - $108,841,000 (which represents the principal amount of outstanding Debt of the Company immediately following the IPO); and

    - the purchase price or cost of any real estate assets or mortgages receivable (or interests therein) acquired (including the value of any units issued in connection therewith) or developed after the IPO (including the cost of tenant improvements) and the amount of any securities offering proceeds and other proceeds of Debt received after the IPO (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), adjusted for the proceeds of any real estate assets disposed of by the Company (up to the purchase price or cost of such assets).

    This definition of "Adjusted Total Assets" values the assets owned by the Company at the time of the IPO at the market capitalization of the Company at that time, which the Company believes to be a more appropriate measure of the value of those assets than undepreciated book value, which reflects their pre-IPO cost before accumulated depreciation.

    "ANNUAL SERVICE CHARGE" as of any date means the amount of any interest expensed during the four consecutive fiscal quarters most recently ended prior to such date.

    "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted for:

    - interest on Debt of the Company and its Subsidiaries;

    - provision for taxes of the Company and its Subsidiaries based on income;

    - amortization of debt discount;

    - provisions for gains and losses on properties;

    - depreciation and amortization;

    - the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period; and

    - amortization of deferred charges.

    "CONSOLIDATED NET INCOME" for any period means the amount of net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of:

    - borrowed money evidenced by bonds, notes, debentures or similar instruments;

    - debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary; or

    - reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable;

but only to the extent that any of the items described above (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with generally accepted accounting principles. In addition, "Debt" also includes:

    - any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles;

    - to the extent not otherwise included, any obligation of the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary).

    "UNENCUMBERED TOTAL ASSET VALUE" as of any date means the sum of (a) the portion of Adjusted Total Assets allocable to the Company's real estate assets and (b) the value of all other assets of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable), in each case which are unencumbered by any mortgage, lien, charge, pledge or security interest. For purposes of this definition, the portion of Adjusted Total Assets allocable to each of the 36 properties owned by the Company at the time of the IPO shall be determined by reference to each such property's contribution to net operating income of the Company at the time of the IPO, and the portion allocable to each property acquired or developed after the IPO shall be equal to the purchase price or cost of such property.

ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE

    Any additional covenants of the Company and/or modifications to the covenants described above with respect to any debt securities or series thereof offered by means of this prospectus, will be described in the prospectus supplement relating to such debt securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    The indenture provides that the following events are "Events of Default" with respect to any series of debt securities issued thereunder:

    - default for 30 days in the payment of any installment of interest on any debt security of such series;

    - default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

    - default in making any sinking fund payment as required for any debt security of such series;

    - default in the performance or breach of any other covenant or warranty of the Company contained in the indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for 60 days after written notice as provided in the indenture;

    - default in the payment of an aggregate principal amount exceeding $10,000,000 of any debt of the Company or any mortgage, indenture or other instrument under which such debt is issued or by which such debt is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such debt, but only if such debt is not discharged or such acceleration is not rescinded or annulled;

    - certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary (as defined below) or the property of either; and

    - any other Event of Default provided with respect to a particular series of debt securities (Section 501).

    As used in this prospectus, "SIGNIFICANT SUBSIDIARY" means any Subsidiary that is a "significant subsidiary" (within the meaning of Regulation S-X promulgated under the Securities Act of 1933, as amended) of the Company.

    If an Event of Default under the indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities (as defined below) or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under the indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the indenture, as the case may be) may rescind and annul such declaration and its consequences if:

    - the Company shall have deposited with the trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the trustee; and

    - all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502).

    The indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

    - in the payment of the principal of (or premium, if any) or interest on any debt security of such series; or

    - in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby (Section 513).

    The trustee will be required to give notice to the holders of debt securities within 90 days of a default under the indenture unless such default shall have been cured or waived; provided, however, that the trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of the trustee consider such withholding of notice to be in the interest of those holders (Section 601).

    The indenture provides that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy thereunder, except in the cases of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof (Section 508).

    Subject to provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of debt securities then outstanding under the indenture, unless such holders shall have offered to the trustee reasonable security or indemnity (Section 602). The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon such trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein (Section 512).

    Within 120 days after the close of each fiscal year, the Company will be required to deliver to the trustee a certificate, signed by one of several specified officers of Colonial Properties, stating whether or not such officer has knowledge of any default under the indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

MODIFICATION OF THE INDENTURES

    Modifications and amendments of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby:

    - change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such debt security;

    - reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such debt security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

    - change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such debt security;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

    - reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the indenture; or

    - modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security (Section 902).

    The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby have the right to waive compliance by the Company with certain covenants in the indenture
(Section 1013).

    Modifications and amendments of the indenture may be permitted to be made by the Company and the trustee without the consent of any holder of debt securities for any of the following purposes:

    - to evidence the succession of another person to the Company as obligor under the indenture;

    - to add to the covenants of the Company for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon the Company in the indenture;

    - to add Events of Default for the benefit of the holders of all or any series of debt securities;

    - to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

    - to change or eliminate any provisions of the indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

    - to secure the debt securities;

    - to establish the form or terms of debt securities of any series;

    - to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee;

    - to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under the indenture in any material respect; or

    - to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901).

    The indenture provides that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities:

    - the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

    - the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in the preceding clause;

    - the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the indenture; and

    - debt securities owned by the Company or any other obligor upon the debt securities or any affiliate of the Company or of such other obligor shall be disregarded (Section 101).

    The indenture contains provisions for convening meetings of the holders of debt securities of a series (Section 1501). A meeting will be permitted to be called at any time by the trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the indenture (Section 1502). Except for any consent that must be given by the holder of each debt security affected by specified modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum (Section 1504).

    Notwithstanding the foregoing provisions, the indenture provides that if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or the holders of such series and one or more additional series:

    - there shall be no minimum quorum requirement for such meeting; and

    - the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture (Section 1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    The Company may be permitted under the indenture to discharge certain obligations to holders of any series of debt securities issued thereunder that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

    The indenture provides that, if the provisions of Article Fourteen of the indenture are made applicable to the debt securities of or within any series pursuant to Section 301 of the indenture, the Company may elect either:

    - to defease and be discharged from any and all obligations with respect to such debt securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities, and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust), which we refer to as a "defeasance" (Section 1402); or

    - to be released from its obligations with respect to such debt securities under certain specified sections of Article Ten of the indenture as specified in the applicable prospectus supplement, such that any omission to comply with such obligations shall not constitute an Event of Default with respect to such debt securities, which we refer to as a "covenant defeasance" (Section 1403), in either case upon the irrevocable deposit by the Company with the trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust may only be established if, among other things, the Company has delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture
(Section 1404).

    As used in this prospectus, "GOVERNMENT OBLIGATIONS" means securities which are:

    - direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

    - obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

    Unless otherwise provided in the applicable prospectus supplement, if, after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

    - the holder of a debt security of such series is entitled to, and does, elect pursuant to the indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security; or

    - a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or Conversion Event or such cessation of usage based on the applicable market exchange rate (Section 1405).

    As used in this prospectus, "CONVERSION EVENT" means the cessation of use of:

    - a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

    - the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities;

    - any currency unit or composite currency other than the ECU for the purposes for which it was established.

    Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101).

    In the event the Company effects covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in the fourth clause under "Events of Default, Notice and Waiver," on page 17 of this prospectus, with respect to certain specified sections of Article Ten of the indenture (which sections would no longer be applicable to such debt securities as a result of such covenant defeasance) or described in the seventh clause under "Events of Default, Notice and Waiver," on page 17 of this prospectus, with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

REDEMPTION OF SECURITIES

    The indenture provides that the debt securities may be redeemed at any time at the option of the Company, in whole or in part, at the redemption price specified in the indenture, except as may otherwise be provided in connection with any debt securities or series thereof.

    From and after notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price (Section 1106).

    Notice of any optional redemption of any debt securities will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the debt securities held by such holder to be redeemed (Section 1104).

    If the Company elects to redeem debt securities, it will notify the trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of debt securities to be redeemed and the redemption date (Section 1102). If less than all the debt securities are to be redeemed, the trustee shall select the debt securities to be redeemed in such manner as it shall deem fair and appropriate.

NO CONVERSION RIGHTS

    The debt securities will not be convertible into or exchangeable for any capital stock of Colonial Properties or equity interest in the Company.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

                              PLAN OF DISTRIBUTION

    The Company may sell the debt securities offered by means of this prospectus to or through underwriters for public offering and sale by them, and also may sell the debt securities offered by means of this prospectus to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the debt securities will be named in the applicable prospectus supplement.

    Underwriters may offer and sell the debt securities offered by means of this prospectus at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the debt securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the debt securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agent. Underwriters may sell the debt securities offered by means of this prospectus to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the debt securities offered by means of this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable prospectus supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase debt securities to which the prospectus supplement relates from the Company at the public offering price set forth in the prospectus supplement pursuant to "delayed delivery contracts" providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of debt securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The obligations of the purchasers pursuant to a delayed delivery contract will not be subject to any conditions except that:

    - the purchase by an institution of the debt securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject; and

    - if the debt securities are being sold to underwriters, the Company shall have sold to the underwriters the total principal amount of the debt securities less the principal amount thereof covered by delayed delivery contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                                    EXPERTS

    The consolidated balance sheets as of December 31, 1999 and 1998 and the consolidated statements of income, partners' capital, and cash flows for each of the three years in the period ended December 31, 1999, which are included in the Company's Form 10-K (incorporated herein by reference) have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The legality of the debt securities offered by means of this prospectus will be passed upon for the Company by Hogan & Hartson L.L.P., Washington, D.C.

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                                  $100,000,000

                                [COLONIAL LOGO]

                      COLONIAL REALTY LIMITED PARTNERSHIP

                          6 7/8% SENIOR NOTES DUE 2012

                          ----------------------------
                             PROSPECTUS SUPPLEMENT
                          ----------------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                      WELLS FARGO BROKERAGE SERVICES, LLC

                                 JULY 31, 2002

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